COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND

225 Franklin Street

Boston, MA 02110

December 4, 2014

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Response to SEC review of November 7, 2014 Form 8-K for Columbia Seligman

Premium Technology Growth Fund

Dear Ms. Hatch,

This letter is in response to your comment provided telephonically on November 24, 2014 relating to the Form 8-K filed by Columbia Seligman Premium Technology Growth Fund (the “Fund”) on November 7, 2014. Your comment is set forth below and is followed by our response.

1.	The Form 8-K includes an Exhibit with information about the Fund’s fourth quarter distribution to shareholders. The Exhibit shows that this quarterly distribution, as well as the total of all distributions during 2014, is estimated to be derived entirely from net realized short-term capital gains and net realized long-term capital gains. Based on a review of distribution information in prior year Form 8-K filings and annual reports to shareholders filed under Form N-CSR, some or all of prior year distributions represented a return of capital. Please confirm the accuracy of the current year estimate.

Response: We confirm that, based on estimates at the time of the November 7, 2014 dividend declaration, the Fund has sufficient net realized short-term capital gains and net realized long-term capital gains to satisfy the fourth quarter distribution, as well as all distributions during calendar year 2014.

As disclosed in the Form 8-K, the distribution breakdowns are estimates based on current information. The Form 8-K includes disclosures addressing historical return of capital distributions and the estimated source of current year earnings and profits. The Form 8-K also indicates that the final character of the Fund’s distributions is subject to change and will not be known until after the close of the fiscal year (December 31, 2014). This information will be reported to Fund shareholders on Form 1099-DIV.

We hope that this response adequately address the staff comment. The Fund accepts responsibility for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Fund further acknowledges that it may not assert the staff comment set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response to Form 8-K Comment

December 4, 2014

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary